Exhibit 99.1

Huazhu Group Limited Announces Preliminary Results for Hotel Operations

in the Fourth Quarter and the Full Year of 2020

Shanghai, China, January 22, 2021 – Huazhu Group Limited (NASDAQ: HTHT and HKEX: 1179) (“Huazhu”, “we” or “our”), a world-leading hotel group, today announced preliminary results for hotel operations in the fourth quarter (“Q4 2020”) and the full year ended December 31, 2020.

Recovery continued in Q4 2020

During Q4 2020, despite numerous recurrence of COVID-19 in several cities and provinces in mainland China, such as Shanghai, Chengdu, and Northeastern of China, our business continued to recover, thanks to China’s more effective and precise control of the COVID-19 pandemic. More importantly, we noticed that travelling demand shows resilience and recovery in previously affected cities started accelerating after adjusting down the risk level in those cities (from mid-to-high risk to low risk). Hence, in Q4 2020, Huazhu expects net revenues in China to be better than our previous guidance.

Steigenberger Hotels AG and its subsidiaries (“DH”) suffered from the second wave of COVID-19 outbreak in European countries since late September 2020. The lock down period in Germany extended to February 14, 2021. However, even with the extension of the lock down period, the Q4 2020 DH net revenues remains within our previous guidance. In addition, we are taking further cost and cash flow measures, such as negotiating with landlords to reduce our rental costs, reducing or eliminating discretionary corporate spending and capital expenditures, etc. We also actively sought new business opportunities in the government’s fight against COVID-19, such as offering hotels to support government for pandemic prevention and control.

Exhibit 99.1

Operating Results: Legacy-Huazhu(1)

	Number of hotels				Number of rooms
	Opened in Q4 2020	Closed (2) in Q4 2020	Net added in Q4 2020	As of December 31, 2020 (3)	As of December 31, 2020
Leased and owned hotels	4	(10)	(6)	681	90,942
Manachised and franchised hotels	389	(104)	285	5,988	537,193
Total	393	(114)	279	6,669	628,135

(1)     Legacy-Huazhu refers to Huazhu and its subsidiaries, excluding DH.

(2)     The reasons for hotel closures mainly include non-compliance with our brand standards, operating losses, and property-related issues. In Q4 2020, we temporarily closed 6 hotels for brand upgrade and business model change purposes.

(3)     As of December 31, 2020, 74 hotels were requisitioned by governmental authorities.

	As of December 31, 2020
	Number of hotels	Unopened hotels in pipeline
Economy hotels	4,362	1,183
Leased and owned hotels	438	4
Manachised and franchised hotels	3,924	1,179
Midscale and upscale hotels	2,307	1,228
Leased and owned hotels	243	14
Manachised and franchised hotels	2,064	1,214
Total	6,669	2,411

Exhibit 99.1

Operational hotels (excluding hotels under requisition)

	For the quarter ended
	December 31,	September 30,	December 31,	yoy
	2019	2020	2020	change
Average daily room rate (in RMB)
Leased and owned hotels	277	255	272	-1.8%
Manachised and franchised hotels	223	211	224	0.6%
Blended	232	218	231	-0.5%
Occupancy rate (as a percentage)
Leased and owned hotels	84.7%	82.9%	79.6%	-5.2p.p.
Manachised and franchised hotels	81.6%	81.8%	80.8%	-0.9p.p.
Blended	82.2%	82.0%	80.6%	-1.6p.p.
RevPAR (in RMB)
Leased and owned hotels	235	211	217	-7.8%
Manachised and franchised hotels	182	173	181	-0.5%
Blended	191	179	186	-2.4%

	For the year ended
	December 31,	December 31,	yoy
	2019	2020	change
Average daily room rate (in RMB)
Leased and owned hotels	276	241	-12.8%
Manachised and franchised hotels	224	204	-8.9%
Blended	234	210	-10.3%
Occupancy rate (as a percentage)
Leased and owned hotels	87.0%	68.9%	-18.1p.p.
Manachised and franchised hotels	83.8%	71.4%	-12.4p.p.
Blended	84.4%	71.0%	-13.4p.p.
RevPAR (in RMB)
Leased and owned hotels	240	166	-30.9%
Manachised and franchised hotels	188	146	-22.3%
Blended	198	149	-24.5%

Exhibit 99.1

Same-hotel operational data by class

Mature hotels in operation for more than 18 months (excluding hotels under requisition)

	Number of hotels		Same-hotel RevPAR			Same-hotel ADR			Same-hotel Occupancy
	As of		For the quarter			For the quarter			For the quarter
	December 31,		ended		yoy	ended		yoy	ended		yoy
			December 31,		change	December 31,		change	December 31,		change
	2019	2020	2019	2020		2019	2020		2019	2020	(p.p.)
Economy hotels	2,651	2,651	162	151	-6.7%	185	178	-3.7%	87.6%	84.9%	-2.7
Leased and owned hotels	412	412	184	167	-8.9%	210	199	-5.2%	87.7%	84.3%	-3.4
Manachised and franchised hotels	2,239	2,239	157	147	-6.1%	179	173	-3.3%	87.5%	85.0%	-2.5
Midscale and upscale hotels	1,225	1,225	266	243	-8.5%	322	311	-3.4%	82.5%	78.2%	-4.3
Leased and owned hotels	190	190	327	272	-16.7%	392	365	-6.8%	83.4%	74.5%	-8.8
Manachised and franchised hotels	1,035	1,035	250	236	-5.6%	303	298	-1.9%	82.3%	79.2%	-3.1
Total	3,876	3,876	201	186	-7.6%	235	225	-3.9%	85.7%	82.4%	-3.3

	Number of hotels		Same-hotel RevPAR			Same-hotel ADR			Same-hotel Occupancy
	As of		For the year			For the year			For the year
	December 31,		ended		yoy	ended		yoy	ended		yoy
			December 31,		change	December 31,		change	December 31,		change
	2019	2020	2019	2020		2019	2020		2019	2020	(p.p.)
Economy hotels	2,651	2,651	169	121	-28.8%	189	162	-14.1%	89.7%	74.3%	-15.4
Leased and owned hotels	412	412	191	128	-32.8%	211	176	-16.4%	90.5%	72.8%	-17.7
Manachised and franchised hotels	2,239	2,239	164	118	-27.7%	183	159	-13.4%	89.4%	74.7%	-14.8
Midscale and upscale hotels	1,225	1,225	272	198	-27.0%	328	287	-12.4%	82.8%	69.0%	-13.8
Leased and owned hotels	190	190	332	211	-36.4%	395	328	-17.0%	84.1%	64.5%	-19.7
Manachised and franchised hotels	1,035	1,035	254	194	-23.4%	308	276	-10.3%	82.5%	70.4%	-12.1
Total	3,876	3,876	205	148	-27.9%	234	204	-13.1%	87.3%	72.5%	-14.8

Exhibit 99.1

Operating Results: Legacy-DH(4)

	Number of hotels				Number of rooms	Unopened hotels in pipeline
	Opened in Q4 2020	Closed in Q4 2020	Net added in Q4 2020	As of December 31, 2020(5)	As of December 31, 2020	As of December 31, 2020
Leased hotels	2	-	2	72	13,371	26
Manachised and franchised hotels	1	-	1	48	10,656	12
Total	3	-	3	120	24,027	38

(4)     Legacy-DH refers to DH.

(5)     As of December 31, 2020, a total of 18 DH brand hotels were temporarily closed due to COVID-19.

	For the quarter ended
	December 31,	September 30,	December 31,	yoy
	2019	2020	2020	change
Average daily room rate (in EUR)
Leased hotels	108	88	78	-27.2%
Manachised and franchised hotels	85	101	73	-13.7%
Blended	97	93	76	-21.5%
Occupancy rate (as a percentage)
Leased hotels	73.3%	38.2%	20.9%	-52.6p.p.
Manachised and franchised hotels	62.6%	37.5%	25.4%	-37.2p.p.
Blended	68.0%	37.9%	22.5%	-45.5p.p.
RevPAR (in EUR)
Leased hotels	79	34	16	-79.3%
Manachised and franchised hotels	53	38	19	-64.9%
Blended	66	35	17	-74.0%

	For the year ended
	December 31,	December 31,	yoy
	2019	2020	change
Average daily room rate (in EUR)
Leased hotels	105	89	-14.8%
Manachised and franchised hotels	88	85	-3.2%
Blended	97	88	-9.9%
Occupancy rate (as a percentage)
Leased hotels	72.8%	33.9%	-38.9p.p.
Manachised and franchised hotels	65.0%	36.3%	-28.7p.p.
Blended	69.1%	34.8%	-34.3p.p.
RevPAR (in EUR)
Leased hotels	76	30	-60.4%
Manachised and franchised hotels	57	31	-45.8%
Blended	67	31	-54.6%

Exhibit 99.1

Hotel Portfolio by Brand

	As of December 31, 2020
	Hotels	Rooms	Unopened hotels
	in operation		in pipeline
Economy hotels	4,376	361,435	1,192
HanTing Hotel	2,780	254,106	597
Hi Inn	439	25,282	91
Elan Hotel(6)	938	58,753	448
Ibis Hotel	205	21,633	47
Zleep Hotel	14	1,661	9
Midscale and upscale hotels	2,413	290,727	1,257
Ibis Styles Hotel	69	7,992	22
Starway Hotel	455	38,657	252
JI Hotel	1,105	135,737	512
Orange Hotel	320	36,167	174
Crystal Orange Hotel	114	15,400	66
Manxin Hotel	61	6,009	47
Madison Hotel	22	2,950	42
Mercure Hotel	104	17,486	61
Novotel Hotel	12	3,387	14
Joya Hotel	10	1,842	-
Blossom House	28	1,249	23
Grand Mercure Hotel	7	1,485	7
Steigenberger Hotels & Resorts	49	11,574	7
IntercityHotel(7)	45	8,056	23
Maxx by Steigenberger(8)	5	777	4
Jaz in the City	2	424	2
Other partner hotels	5	1,535	1
Total	6,789	652,162	2,449
(6)     As of December 31, 2020, 5 Ni Hao Hotels were included in the operational hotel total for Elan Hotels and 74 Ni Hao hotels were included in the pipeline total for Elan Hotels.
(7)     As of December 31, 2020, 5 pipeline hotels of IntercityHotel were in China.
(8) As of December 31, 2020, 3 pipeline hotels of Maxx by Steigenberger were in China.

Exhibit 99.1

About Huazhu Group Limited

Originated in China, Huazhu Group Limited is a world-leading hotel group. As of December 31, 2020, Huazhu operated 6,789 hotels with 652,162 rooms in operation in 16 countries. Huazhu’s brands include Hi Inn, Elan Hotel, HanTing Hotel, JI Hotel, Starway Hotel, Orange Hotel, Crystal Orange Hotel, Manxin Hotel, Madison Hotel, Joya Hotel, Blossom House, and Ni Hao Hotel. Upon the completion of the acquisition of DH on January 2, 2020, Huazhu added five brands to its portfolio, including Steigenberger Hotels & Resorts, Maxx by Steigenberger, Jaz in the City, IntercityHotel and Zleep Hotel. In addition, Huazhu also has the rights as master franchisee for Mercure, Ibis and Ibis Styles, and co-development rights for Grand Mercure and Novotel, in the pan-China region.

Huazhu’s business includes leased and owned, manachised and franchised models. Under the lease and ownership model, Huazhu directly operates hotels typically located on leased or owned properties. Under the manachise model, Huazhu manages manachised hotels through the on-site hotel managers that Huazhu appoints, and Huazhu collects fees from franchisees. Under the franchise model, Huazhu provides training, reservations and support services to the franchised hotels, and collects fees from franchisees but does not appoint on-site hotel managers. Huazhu applies a consistent standard and platform across all of its hotels. As of December 31, 2020, Huazhu operates 16 percent of its hotel rooms under lease and ownership model, and 84 percent under manachise and franchise models.

For more information, please visit Huazhu’s website: http://ir.huazhu.com.

Safe Harbor Statement Under the U.S. Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; economic conditions; the regulatory environment; our ability to attract and retain customers and leverage our brands; trends and competition in the lodging industry; the expected growth of demand for lodging; and other factors and risks detailed in our filings with the U.S. Securities and Exchange Commission. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results.

Huazhu undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

Contact Information

Huazhu Investor Relations

Tel: 86 (21) 6195 9561

Email: ir@huazhu.com

http://ir.huazhu.com